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                         [VIEWLOCITY, INC. LETTERHEAD]

                               January 9, 2001

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. James Lopez

     Re: Viewlocity, Inc.: Application to Withdraw Registration Statement on Form S-1, as amended (File No. 333-43568), and Registration Statement on Form 8-A (File No. 000-31707)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Viewlocity, Inc. (the "Company") hereby applies for an order granting withdrawal of its registration statement on Form S-1, together with all amendments and exhibits thereto, Commission File No. 333-43568 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 11, 2000.

     At this time, due to the volatility of the public capital markets, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. The Company did not print or distribute any preliminary prospectuses, nor has the Company offered or sold any securities under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     In addition, the Company hereby applies for an order granting withdrawal of its registration statement on Form 8-A, including all exhibits thereto, Commission File No. 000-31707 (the "8-A Registration Statement"), filed by the Company with the Commission on October 5, 2000, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the public offering contemplated by the Registration Statement.

     Accordingly, we request an order granting the withdrawal of the Registration Statement and the 8-A Registration Statement be issued by the Commission as soon as possible. Please provide the Company a dated copy of the order, or orders, granting such withdrawal, which shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and include the order or orders in the files for the Registration Statement and the 8-A Registration Statement.

     If you have any questions regarding this request for withdrawal, please contact David M. Calhoun, Esq. of Morris, Manning & Martin, L.L.P., at
(404) 233-7000.


                          Respectfully,

                          VIEWLOCITY, INC.

                          /s/ Stan F. Stoudenmire

                          Stan F. Stoudenmire
                          Senior Vice President and Chief Financial Officer